UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (Exact name of Registrant as specified in its charter)

Telecommunications Indonesia (A state-owned public limited liability Company) (Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date April 8, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

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(Registrant)

By: /s/ Honesti Basyir

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(Signature)

Honesti Basyir

Chief of Financial Officer

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.

ANNOUNCEMENT

RESOLUTIONS OF ANNUAL GENERAL MEETING OF SHAREHOLDERS AND

SCHEDULES AND RULES FOR THE DISTRIBUTION

OF 2013 FINANCIAL YEAR DIVIDEND

(No.Tel.86/PR000/COP-A0070000/2014)

Resolutions of the Annual General Meeting of Shareholders

It is hereby announced to all shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, abbreviated as Telkom (the “Company”), that the Resolutions of the Annual General Meeting of Shareholders (the “AGMS” or “Meeting”) of the Company held on April 4, 2014 in Jakarta, approved and decided the following matters:

Agenda 1:

Approve the Company’s Annual Report as presented by the Board of Directors, on the Company’s condition and operation for the 2013 Financial Year including the Board of Commissioners’ Supervision Duty Report for the 2013 Financial Year.

Agenda 2: 1. Ratify:

a.    The Company’s Financial Statements (Consolidated) for the Financial Year 2013 audited by the Public Accountant Office Purwantono, Suherman & Surja (a member firm of Ernst & Young Global Limited) according to its report RPC-4912/PSS/2014 dated February 28, 2014 stated the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries as of December 31, 2013, and their consolidated financial performance and cash flows for the year then ended, in accordance with Indonesian Financial Accounting Standards;

b.    Partnership and Community Development Annual Report for the 2013 Financial Year in conformity with Ministry of State Owned Enterprises Regulation with comprehensive accounting bases besides Indonesian Financial Accounting Standards, audited by the Public Accountant Office Purwantono, Suherman & Surja (a member firm of Ernst & Young Global Limited) according to its report RPC-4774/PSS/2014 dated February 14, 2014 stated the accompanying financial statements present fairly, in all material respects, the financial position of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Program) as of December 31, 2013, and the result of its activities and its cash flows for the year then ended, in conformity with the Non-Publicly Accountable Entities Financial Accounting Standards.

2.    Consequently, by the approval of the Company’s Annual Report and Financial Statement (consolidated) for the 2013 Financial Year and Annual Report on Partnership and Community Development Program for the 2013 Financial Year, the AGMS hereby gives a full acquittal and discharge (volledig acquit et decharge) to all members of the Board of Directors and Board of Commissioners for their management and supervision and for their management and supervision of Partnership and Community Development Program performed during the 2013 Financial Year, to the extent are reflected in the Company’s Annual Report, Financial Statements for 2013 Financial Year and Annual Report of Partnership and Community Development for the 2013 Financial Year above and the actions do not contradict the prevailing laws and regulations.

Agenda 3: 1. Approve the appropriation of the Company’s net profit for the 2013 Financial Year in the amount of Rp14,204,705,801,896 which will be distributed as follows:

a.    Cash dividend amounted 55% of the net profit or in the amount of Rp7,812,588,191,043 or at least of Rp80.458 per share based on the number of shares issued (not including the shares bought back by the Company as of the Meeting date);

b.    Special cash dividend amounted 15% from net profit or in the amount of Rp2,130,705,870,284 or at least of Rp21.943  per share based on the number of shares issued (not including the shares bought back by the Company as of the Meeting date); and

c.    Recorded as Retained Earning in the amount of Rp4,261,411,740,569 which will be used for the Company’s business development.

2. Approve that the distribution of cash dividend and special cash dividend for the 2013 Financial Year will be conducted with the following conditions:

a.    those who are entitled to receive Dividends are shareholders whose names are recorded in the Company’s Register of Shareholders on May 2, 2014 at 16:00 hours Western Indonesia Standard Time;

b.    the Dividend and Special Dividend shall be paid in one lump sum on May 19, 2014.

3. The Board of Directors shall be authorized to regulate further the procedure of Dividend distribution and to announce the same with due observance of the prevailing laws and regulations.

Agenda 4:

Grant authority and authorize to the Board of Commissioners, with prior approval from Seri A Dwiwarna shareholder c.q. Deputy Strategic Industry and Manufacture to determine the amount of tantiem which will be given to the members of Board of Director and Board of Commissioners for the 2013 financial year and also to determine the amount of the salary/honorarium including facilities and allowances for the members of Board of Director and Board of Commissioners for the 2014 financial year.

Agenda 5:

1.    Approve the reappointment of Public Accounting Firm Purwantono, Suherman & Surja (a member firm of Ernst & Young Global Limited) to conduct an integrated audit of the Company for the 2014 Financial Year which audit will consist of the audit of the Consolidated Financial Statements of the Company, audit of the Internal Control over Financial Reporting for the 2014 financial year and an audit the appropriation of funds for the Partnership and Community Development Program for the 2014 Financial Year.

2.    Grants authority to the Boards of Commissioners to determine an appropriate audit fee and other terms and conditions of appointment of the relevant Public Accounting Firm.

3.    Grants authority to the Board of Commissioners with prior approval from Seri A Dwiwarna shareholder to appoint an alternate Public Accounting Firm as well as to determine the term and condition of its appointment; in the event the appointed Public Accounting Firm cannot perform or continue its engagement, including audit fee.

Agenda 6:

1.    Approved with honourable discharge of Mr. Gatot Trihargo as Commissioner effective as of the closing of this Meeting, with gratitude for the merit given during his term as Commissioner of the Company.

2.    Approve the appointment of Mr. Imam Apriyanto Putro as Commissioner replacing Mr. Gatot Trihargo with a term commencing from the closing of this Meeting and ending at the closing of the fifth AGMS after his appointment which will be held in 2019.

3. Therefore the complete composition of the member of the Board of Commissioners are as follow:

Board of Commissioners:

Mr. Jusman Syafii Djamal as President Commissioner;

Mr. Parikesit Suprapto as Commissioner;

Mr. Hadiyanto as Commissioner;

Mr. Virano Nasution as Independent Commissioner;

Mr. Johnny Swandi Sjam as Independent Commissioner;

Mr. Imam Apriyanto Putro as Commissioner

4.    Grants authority to the Board of Directors of the Company with substitution rights to restate the resolutions of this Meeting in a notarial deed and further notify the changes in the composition of the members of the Board of Commissioners and the Board of Directors of the Company to the Department of Law and Human Rights of the Republic of Indonesia and register it with the Company Registry pursuant to the prevailing laws and regulations.

Schedules and Rules for The Distribution of 2013 Financial Year Dividend

1.    In accordance to the resolution of the AGMS Telkom dated April 4, 2014, payment of cash dividend for the 2013 financial year is 55% of the net profit or in the amount of Rp7,812,588,191,043 or at least Rp80.458 per share and an additional special cash dividend of 15% of the net profit or in the amount of Rp2,130,705,870,284 or at least Rp21.943  per share, based on the number of shares issued (not including the shares bought back by the Company as of the Meeting date), and shall be distributed as follows:

Recording Date	=	May 2, 2014; 16.00 Western Indonesian Time (WIB)
Regular and Negotiation Market
Cum Dividend	=	April 29, 2014
Ex Dividend	=	April 30, 2014
Cash Market
Cum Dividend	=	May 2, 2014
Ex Dividend	=	May 5, 2014
Payment Date	=	May 19, 2014

2.    The eligible shareholders are shareholders registered in the Company’s Shareholders Registry on May 2, 2014 at 16.00 WIB, or at Kustodian Sentral Efek Indonesia (”KSEI”) securities account at the close of trading on May 2, 2014.

3.    For American Depositary Shares holders, the New York Stock Exchange regulations shall prevail and payment of cash dividend will be made through Custodian Bank which was appointed by the Bank of New York-Mellon, for the amount of shares registered at the Register List of ADS holders at the Company’s Registrar and KSEI referring to Recording Date on May 2, 2014.

4.    For shareholders whose shares are registered at Collective Deposits in KSEI, cash dividend will be paid through the KSEI and will be distributed to Securities Companies’ or Custodian Banks’ accounts on May 19, 2014. Payment receipt will be delivered to Securities Companies and Custodian Banks in which shareholders open their accounts.

5. For shareholders whose shares are not registered at Collective Deposits in KSEI, the Company will send notice of dividend payment (”SPPD”) to shareholders’ address.

a.    Cash dividend will be paid in cash at the nearest branch of PT Bank Negara Indonesia Persero, Tbk (”BNI”), in all places in Indonesia. Shareholders are obligated to bring along the valid original Identity Card and if it is authorized to another person, the copy of the valid original Identity Card of both personnel should be attached to the power of attorney.

b.    The cash dividend will only be transferred by the Company to the shareholders’ bank account if:

              i.    The amount of cash dividend received is at least Rp500,000; and

            ii.    The complete transfer request must be delivered at the latest on May 2, 2014 to the Company’s Registrar, PT Datindo Entrycom, Puri Datindo-Wisma Sudirman, Jl. Jend. Sudirman Kav. 34-35, Jakarta 10220.

6.    Tax shall be imposed in accordance with the applicable Indonesian tax regulations. The amount of tax shall be deducted from the amount of cash dividend for 2013 financial year received by each shareholders.

7.    For shareholders considered as Domestic Tax Payer in the form of entity that does not have a tax register number (Nomor Pokok Wajib Pajak/”NPWP”), they should register their tax register number to KSEI or the Company’s Registrar PT Datindo Entrycom, Puri Datindo-Wisma Sudirman, Jl. Jend. Sudirman Kav. 34-35, Jakarta 10220 at the latest May 2, 2014 at 16.00 WIB. If as of the said date KSEI or the Company’s Registrar has not received the NPWP, the cash dividend will be subject to article 23 of withholding tax law at the rate of 30%.

8.    For the shareholders considered as the Offshore Tax Payer which will use the Tax Treaty under the Agreement on the Prevention of the Imposition of Dual Taxes (P3B), it has to comply with Regulation of General Director of Tax No. PER-61/PJ/2009, which amended by Regulation of General Director of Tax No.PER-24/PJ/2010 and PER-62/PJ/2009 dated November 5, 2009, which amended by Regulation of General Director of Tax No. PER-25/PJ/2010 and Circular Letter of General Director of Tax No.SE-114/PJ/2009 dated December 15, 2009 by submitting Form DGT-1 or DGT-2 that have been legalized by the Tax Office of Go Public Company to KSEI or the Company’s Registrar at the latest for Phase I on May 12, 2014 at 16.00 WIB and Phase II on May 26, 2014 at 16.00 WIB. If as the said date, KSEI or the Company’s Registrar has not received the form, the 2013 financial year cash dividend will be subject to article 26 withholding tax law at the rate of 20%.

9.    Evidence of dividend tax deduction for shareholders whose shares are registered with KSEI are available at Securities Companies and/or Custodian Banks at which it opens its account, and for shareholders whose shares are not registered with KSEI are available at the Company’s Registrar, starting May 28, 2014.

Bandung, April 8, 2014 PT TELKOM INDONESIA Tbk. Board of Directors